CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 4 DATED JUNE 10, 2020

TO THE PROSPECTUS DATED APRIL 16, 2020

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated April 16, 2020 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to provide certain updates to our portfolio section as well as certain information regarding Regulation Best Interest.

Cover Page

The following disclosure supersedes and replaces the sixth paragraph on the cover page of the Prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete, or determined whether the securities offered hereby can be sold in compliance with applicable conduct standards, including the standard imposed under Regulation Best Interest. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our shares is not permitted.

Suitability Standards

The following disclosure is added to the end of the existing “Suitability Standards” section of the Prospectus which begins on page (i) of the Prospectus.

Regulation Best Interest

The SEC has adopted Regulation Best Interest under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which currently has a compliance date of June 30, 2020. Regulation Best Interest establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. When making such a recommendation, a broker-dealer and its associated persons must act in the best interest of such retail customer when making a recommendation to purchase shares in this offering, without placing their financial or other interest ahead of the retail customer’s interests. This standard is different and higher than the quantitative suitability standards we require for an investment in our shares and the current suitability standard applied by the Financial Industry Regulatory Authority, a self-regulatory organization for broker-dealers. Under Regulation Best Interest, the SEC rules, the broker-dealer must meet four component obligations:

•	Disclosure Obligation: The broker-dealer must provide certain required disclosures, including details about their services and fee structures, before or at the time of the recommendation about the recommendation and the relationship between the broker-dealer and its retail customer. The disclosure includes a customer relationship summary on Form CRS. The broker-dealer’s disclosures are separate from the disclosures we provide to investors in this prospectus.

•	Care Obligation: The broker-dealer must exercise reasonable diligence, care, and skill in making the recommendation.

•	Conflict of Interest Obligation: The broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest.

•	Compliance Obligation: The broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest.

There is no case or administrative law under Regulation Best Interest because it is new and not effective yet.

Risk Factors

The following disclosure amends and replaces the “Risk Factor” section of the Prospectus entitled “Risk Factors This is a “best efforts” offering and if we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make, and the value of your investment in us will fluctuate with the performance of the assets we acquire” which appears on page 18 of the Prospectus.

This is a “best efforts” offering and if we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make, and the value of your investment in us will fluctuate with the performance of the assets we acquire.

This is a “best efforts,” as opposed to a “firm commitment” offering. This means that the Managing Dealer is not obligated to purchase any shares, but has only agreed to use its “best efforts” to sell the shares to investors. As a result, if we are unable to raise substantial funds, we will make fewer acquisitions resulting in less diversification in terms of the number of assets owned and the types of assets that we acquire. In such event, the likelihood of our profitability being affected by the performance of any one of our assets will increase. Your investment in our shares will be subject to greater risk to the extent that we lack asset diversification. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.

Effective June 30, 2020, participating broker-dealers in this offering are required to comply with Regulation Best Interest, which enhances the broker-dealer standard of conduct beyond current suitability obligations and requires participating broker-dealers in this offering to act in the best interest of each investor when making a recommendation to purchase shares in this offering, without placing their financial or other interest ahead of the investor’s interests. See “Suitability Standards – Regulation Best Interest.” The application of this enhanced standard of conduct may impact whether a broker-dealer recommends our shares for investment and consequently may adversely affect our ability to raise substantial funds in this offering. In particular, under SEC guidance concerning Regulation Best Interest, a broker-dealer recommending an investment in our shares should consider a number of factors, including but not limited to cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe is in the best interest of a particular retail customer. However, if broker-dealers instead choose alternatives to our shares, our ability to raise capital will be adversely affected. If Regulation Best Interest reduces our ability to raise capital in this offering, it would also harm our ability to create a diversified portfolio of investments and ability to achieve our objectives.

In such event, the likelihood of our profitability being affected by the performance of any one of our assets will increase. Your investment in our shares will be subject to greater risk to the extent that we lack asset diversification. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.

You should not assume that we will sell the maximum offering made by this prospectus, or any other particular offering amount. See “Plan of Distribution” and “Estimated Use of Proceeds.”

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio—Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma Consulting Group,” “Our Portfolio—Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” respectively, which first appears on page 90 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under "Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses" and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor's senior management team, we own approximately 62% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor's senior management team.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor has a customer retention rate of more than 80% over the past three years, which reflects the high level of quality and customer service that Lawn Doctor has been able to sustain over the years. As of March 31, 2020, the average total investment to become a new Lawn Doctor franchisee was approximately $113,000. Lawn Doctor franchisees have an average gross profit margin of 85%, which we believe makes a Lawn Doctor franchise an attractive business model relative to many competing franchises. Lawn Doctor's efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand.

None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. As of March 31, 2020, there were 91 Mosquito Hunters franchises operating in 23 states. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands. Pest control is an approximately $16 billion market in the United States as of December 31, 2019 and is the fastest growing building maintenance service segment.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions. As of March 31, 2020, there were two franchised Ecomaids units operating in two states, Minnesota and Oregon. Home cleaning services are an approximately $16 billion market in the United States as of December 31, 2019.

History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as the Company’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the "SBIC Fund"), which is managed by an affiliate of the Sub-Manager.

Industry. As of 2019, the lawn services market in the United States was an estimated $99 billion industry with a growth rate of approximately 5.0%. It is also a highly fragmented industry with two nationwide competitors (including Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 39 states as of March 31, 2020. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 593 as of March 31, 2020, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 2%. There is minimal franchisee concentration with the top ten franchisees accounting for approximately 27.3% of total royalty revenue for the year ended December 31, 2019. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended March 31, 2020 was approximately $25.8 million, of which approximately $14.8 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended March 31, 2020, Lawn Doctor’s total revenue and franchisee royalty fees have grown at compound annual growth rates of approximately 9.8% and 5.9%, respectively. Total system wide sales for Lawn Doctor was approximately $142 million for the year ended December 31, 2019. The total Lawn Doctor system wide sales for the trailing twelve months ended March 31, 2020 was approximately $142 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand EcoMaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under "Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses," we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform's strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. Products are shipped directly to 48 countries worldwide. None of Polyform's employees are subject to collective bargaining agreements. Polyform's corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. ("Zenith") as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform's management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 14 years. Its largest customer accounted for approximately 21.7% of gross sales over the year ended December 31, 2019 and approximately 20.2% of gross sales over the first quarter ended March 31, 2020. Its second-largest customer accounted for approximately 11.9% of gross sales over the year ended December 31, 2019 and approximately 12.2% of gross sales over the first quarter ended March 31, 2020. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. Polyform ships its products directly to 48 countries worldwide, but a significant portion of its sales occur in the domestic market with 86.6% of its revenues coming from the United States as of the year ended December 31, 2019. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $16.5 million for the year ended December 31, 2019. Net sales for Polyform for the trailing twelve months ended March 31, 2020 were approximately $16.2 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 3.5% from 2009 to the trailing twelve months ended March 31, 2020.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma Consulting Group

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in November 2020 with extension options.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 30 topic-specific roundtables across five verticals (credit cards, auto finance, banking, wealth management and other lending) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry.

History. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Industry. Roundtables is a market leader in the consumer finance industry and is approximately 7 to 8x larger than its closest direct competitor. We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 6.0% of revenue as of March 31, 2020.

Investment Highlights. Roundtables serves approximately 80 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2008 to the trailing twelve months ended March 31, 2020, Membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.0%.

The total revenue for Roundtables for the trailing twelve months ended March 31, 2020 was approximately $11.1 million, of which, the vast majority represented membership fees. From 2005 to the trailing twelve months ended March 31, 2020, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 15.1%. For the period from August 1, 2019 to March 31, 2020, Roundtables had total net losses of $1,522,648 and an Adjusted EBITDA (which reflects certain adjustments for interest and debt related expenses, depreciation, and taxes) of $649,779.

In late 2007, the U.S. economy entered a recession that officially lasted until June 2009, although the effects continued thereafter. While economic recessions or downturns could impair our businesses and harm our operating results, we believe the Roundtables business has a low correlation to overall market cycles. For example, we note that Roundtables increased its memberships by 23% during the years 2008 to 2010. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers.

Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers. The U.S. market for such pneumatic accessories is approximately $2 billion and is projected to increase between 3% and 4% in 2020.

Investment Highlights. We believe that Milton is a stable, cycle-resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 30 years among Milton’s top ten customers. Milton’s single largest customer represents only approximately 12% of Milton’s revenue as of the trailing twelve months ended March 31, 2020. Milton’s total revenue has grown at a compound annual growth rate of approximately 5.2% from 2016 to the trailing twelve months ended March 31, 2020. Milton had net revenue for the trailing twelve months ended March 31, 2020 of approximately $36.1 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.2 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce, and as of March 31, 2020, included 14 professionals with PhDs, 35 professionals with master's degrees, over 75 software for statistical analysis (SAS) programmers, and 17 professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor & employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (pay equity, equal pay for equal work, #MeToo, etc.), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of 20% from 2014 to the trailing twelve months ended March 31, 2020. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success. For example, during 2019, ResEcon handled more than 540 unique matters, with no matter accounting for more than 6.1% of revenue. We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. Our equity investment represents approximately 17% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge's services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team. During the period of calendar years 2016 through 2019, approximately 75% of Blue Ridge’s clients had been obtained through referrals.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended March 31, 2020, Blue Ridge’s total revenue has grown at a compound annual growth rate in excess of 10% and grew each year through the financial crisis. Blue Ridge maintains a large and diversified client base. Blue Ridge provides services for approximately 700 ESOPs with approximately 175,000 plan participants. With approximately 6,100 ESOP plans in the United States as of March 31, 2020, we believe that Blue Ridge’s 10% market share demonstrates its strong market positioning, but with plenty of whitespace for further growth.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

The following disclosure supersedes and replaces the sections “Our Portfolio— COVID-19” which first appears on page 103 of the Prospectus and hereby supplements other relevant sections of the Company’s Prospectus, including the Risk Factor and Management Discussion and Analysis sections of the Prospectus.

COVID-19

The Company and the operations of its portfolio companies could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the current outbreak of the novel coronavirus pandemic (“COVID-19”). In March 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19, which continues to spread throughout the United States and globally. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by, among other things, instituting quarantines, mandating business and school closures requiring restrictions on travel and issuing “shelter-in-place” and/or “stay-at-home” orders. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The Manager, the Sub-Manager and our businesses could be prevented from conducting business activities for an indefinite period of time. Since certain aspects of the services provided by our businesses involve face to face interaction, the related COVID-19 quarantines and work and travel restrictions may reduce participation or result in a loss of business. Additionally, since certain of the products offered by our businesses are manufactured in a facility or distributed through retail stores, a closure of such facility or loss in business for such retail store due to COVID-19 would have an adverse impact on product sales. For example, as a result of the outbreak and a “stay-at-home” order issued by the state of Illinois, the manufacturing facility used by Polyform temporarily closed starting in late March 2020. As of June 1, 2020, Polyform’s manufacturing facility re-opened consistent with Illinois’ Phase 3 recovery response guidelines.

We have worked and will continue to work with management at each of our portfolio companies to prepare cost reduction plans, and to the extent appropriate begin executing such plans, to reduce or defer controllable costs, such as labor costs, marketing spend and capital expenditures. Additionally, our portfolio companies are proactively managing working capital and drawing on revolving credit facilities as applicable. Some of our portfolio companies have experienced and expect to continue to experience reductions in customer demand. We expect that the government measures taken to address the spread of the virus, the reductions in production at certain facilities, and the closure of many brick and mortar retail businesses will more meaningfully impact the operations of some of our portfolio companies in future periods. The ultimate extent of the impact of the COVID-19 pandemic on the financial performance of our business (including our portfolio companies) will depend on future developments, including the duration and spread of the COVID-19 pandemic, and the overall economy, all of which are highly uncertain and cannot be predicted.

Since March 13, 2020, there have been a number of federal, state and local government initiatives to manage the spread of the virus and its impact on the economy, financial markets and continuity of businesses of all sizes and industries. For example, on March 27, 2020, Congress approved, and President Trump signed into law, the CARES Act, an approximately $2 trillion stimulus package responding to the economic harms of COVID-19. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing and loan forgiveness/forbearance under the “Paycheck Protection Program” or the “PPP”. To date, none of the portfolio companies have borrowed under the PPP loan program. The Trump administration has indicated that it may sign additional legislation relating to the COVID-19 pandemic. It is currently unclear how or if the CARES Act or any future legislation would impact or benefit us, but we continue to analyze the relevant legislative and regulatory developments and the potential impact they may have on our business (including our businesses), results of operations, financial condition and liquidity.

See the following section in our Prospectus: “Risk Factors–Risks Related to Our Business–The outbreak of highly infectious or contagious diseases, including the current outbreak of the novel coronavirus ("COVID-19"), could materially and adversely impact our business, our operating businesses, our financial condition, results of operations and cash flows. Further, the spread of COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”

Security Ownership

The following disclosure supersedes and replaces the section “Security Ownership,” which appears on page 136 of the Prospectus.

SECURITY OWNERSHIP

The following table sets forth, as of June 10, 2020, information with respect to the beneficial ownership of our shares by:

•	each person known to us to beneficially own more than 5% of any class the outstanding shares;
•	each of our directors and named executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power, based upon the information furnished to us by such shareholders, directors and officers.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of all Shares(2)
James M. Seneff, Jr.	446,182 (3)(4)	5.69%
Arthur E. Levine	100,000(5)	1.28%
Mark D. Linsz	2,145 (4)	*
Benjamin A. Posen	2,000(4)	*
Robert J. Woody	4,341 (4)	*
Chirag J. Bhavsar	16,179 (4)	*
Tammy J. Tipton	2,146 (4)	*
Brett A. Schlemovitz	8,276(4)	*
All officers and directors as a group (8 persons)	581,269(4)	7.42%

*	Represents beneficial ownership of less than 1%
(1)	Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Orlando, FL 32801-3336.
(2)	Based on a total of 7,838,968 shares outstanding as of June 1, 2020.
(3)	Represents 66,182 Class FA shares held of record by the Manager, CNL Strategic Capital Management, LLC, an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff. Also represents 380,000 Class FA shares held of record by CNL Strategic Capital Investment, LLC, which is indirectly controlled by Mr. Seneff.
(4)	Represents Class FA shares purchased in the 2018 private offering, the Class FA Private Offering, and the Follow-On Class FA Private Offering.
(5)	Represents 100,000 Class FA shares held of record by the Leichtman-Levine Living Trust, an affiliate of the Sub-Manager, of which Mr. Levine is an indirect beneficial owner.